North Square Investments Trust

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

December 28, 2023

VIA EDGAR CORRESPONDENCE

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	North Square Investments Trust (the “Trust” or the “Registrant”)

Form N-CSR filed on January 6, 2023

Form N-CSR/A filed on August 9, 2023

Form N-CEN filed on August 11, 2023

File Nos. 333-226989; 811-23373

Dear Mr. Ellington:

In a telephone conversation with me on December 13, 2023, you communicated the U.S. Securities and Exchange Commission (the “SEC”) staff’s (the “Staff”) comments on the Trust’s Form N-CSR filed on January 6, 2023, the Trust’s Form N-CSR/A filed on August 9, 2023 and the Trust’s Form N-CEN filed on August 11, 2023 under the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of its series (each, a “Fund” and together, the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. As you indicated, these comments, with the exception of comment 9, relate to the Registrant’s future filings.

Comment 1. The North Square Preferred and Income Securities Fund had a significant percentage of its net assets invested in the financials sector at year end.  The Fund’s most recent prospectus does not include sector risk disclosure specific to the financials sector.  Sector risks should be included in a fund’s prospectus if a significant amount of net assets are invested in a single sector or if a fund consistently focuses on a specific sector (e.g., a period of three or more years). Please explain why the risks of investment in that sector are not disclosed in the summary prospectus.

Response. The Registrant acknowledges the Staff’s comment and confirms that, if a significant percentage of the North Square Preferred and Income Securities Fund’s net assets is invested in the financials sector at the end of the fiscal year, financials sector risk disclosure will be included in the next annual update of the Fund’s prospectus.

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Comment 2. If the Funds hold written options that are over-the-counter (OTC) derivatives, please disclose the counterparty as required by Article 12 and Article 13 of Regulation S-X.

Response. The Registrant acknowledges the Staff’s comment and, if the Funds hold written options that are OTC derivatives, it will disclose the counterparty in future shareholder reports.

Comment 3. A number of Funds appear to be “fund of funds.”  Please include a general description of each such Fund’s structure in the Notes to Financial Statements. (See FASB Accounting Standards Codification (“ASC”) 946-235-50-5.)

Response. The Registrant acknowledges the Staff’s comment and will provide a general description of each such Fund’s “fund of funds” structure in future shareholder reports.

Comment 4. Please explain why Funds in the October 31, 2022 annual shareholder report have not stated that they follow the accounting and reporting requirements of investment companies under ASC 946-10-50-1.

Response. The Registrant acknowledges the Staff’s comment and will provide this disclosure in future shareholder reports.

Comment 5. Consistent with the presentation contained in the October 31, 2022 annual shareholder report, please include disclosure in the Notes to Financial Statements stating that, at a minimum, the investment adviser is responsible for paying the sub-adviser’s fees.

Response. The Registrant acknowledges the Staff’s comment and will provide this disclosure in future shareholder reports.

Comment 6. Please consistently disclose the reasons for any transfers into and out of Level 3 of the Fair Value Hierarchy during the reporting period. (See ASC-820-10-50-2(c)(3).)

Response. The Registrant acknowledges the Staff’s comment and will provide this disclosure in future shareholder reports.

Comment 7. In Note 10 of the Financial Statements (Investments in Affiliated Issuers), please include a total value under each of the columns entitled “Value Beginning of Period,” “Net Realized Gain (Loss),” “Change in Unrealized Appreciation/(Depreciation),” “Dividend Income,” and “Capital Gain Distribution.”

Response. The Registrant acknowledges the Staff’s comment and will provide the total values in future shareholder reports.

Comment 8. Please confirm that North Square Preferred and Income Securities Fund has complied with the shareholder notice requirement regarding return of capital per Section 19(a) of the 1940 Act. (See Dear CFO Letter dated November 22, 2019.)

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Response. The Registrant confirms that the North Square Preferred and Income Securities Fund has complied with the shareholder notice requirement regarding return of capital per Section 19(a) of the 1940 Act.

Comment 9. Item C.7.n.ii. of the May 31, 2023 Form N-CEN filing is checked for certain Funds, indicating that the Fund is a leveraged/inverse fund that, under Rule 18f-4(c)(5) under the 1940 Act, is excepted from the requirement to comply with the limit on fund leverage risk described in Rule 18f-4(c)(2), but there is no corresponding check in Item C.3.c. for such Funds. Please explain the disparity.

Response. Item C.7.n.ii of the May 31, 2023 Form N-CEN filing was erroneously checked. None of the Funds within the Trust are leveraged or inverse funds that are excepted from the requirement to comply with the limit on fund leverage risk described in Rule 18f-4(c)(2). The Registrant has corrected this error and filed an amended Form N-CEN with the SEC on December 22, 2023 (Accession No. 0001752724-23-288619).

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 513-577-1693 if you wish to discuss this correspondence further.

Sincerely,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood

Secretary

cc:       M. Dean, Northern Lights Compliance Services, LLC

R. Kurucza, Esq., Seward & Kissel LLP

Z. Richmond, Treasurer of the Trust